Exhibit 99.1

Media:	Investors:
Srikant Ramaswami	Louise Mehrotra
Johnson & Johnson	Johnson & Johnson
(609)730-2658(o)	(732) 524-6491
(609)647-8195 (mobile)

Jeff Leebaw	Lesley Fishman
Johnson & Johnson	Johnson & Johnson
(732)524-3350 (o)	(732) 524-3922

Mary Stutts	Chris Burns
Elan	Elan
(650) 794-4403	(800) 252-3526

Niamh Lyons	David Marshall
Elan	Elan
353-1-663-3602	353-1-709-4444

Johnson & Johnson and Elan Corporation plc Announce Closing of Transaction
Related to Alzheimer’s Immunotherapy Program and Equity Investment

New Brunswick, N.J., and Dublin, Ireland, September 17, 2009 – Johnson & Johnson
(NYSE: JNJ) and Elan Corporation plc (NYSE: ELN) today announced that JANSSEN Alzheimer Immunotherapy, a newly formed subsidiary of Johnson & Johnson, has completed the acquisition of substantially all of the assets and rights of Elan related to its Alzheimer’s Immunotherapy Program (AIP).  In addition, Johnson & Johnson, through its affiliate, Janssen Pharmaceutical, has invested $885 million in exchange for newly issued American Depositary Receipts (ADRs) of Elan, representing 18.4% of Elan’s outstanding ordinary shares.

The AIP represented Elan’s interest in a collaboration with Wyeth Pharmaceuticals to research, develop and commercialize selective products for the treatment and/or prevention of neurodegenerative conditions, including Alzheimer’s Disease.

JANSSEN Alzheimer Immunotherapy will now assume Elan’s activities with Wyeth under the AIP and continue development activities for bapineuzumab, a potential first-in-class treatment being evaluated for slowing the progression of Alzheimer’s Disease.

The AIP includes multiple compounds being evaluated for slowing the progression of Alzheimer’s Disease. The lead compound (bapineuzumab), administered intravenously once every three months, is currently in Phase 3 clinical trials. A subcutaneous formulation, administered once a week, is currently in Phase 2 trials. In addition, a vaccine for Alzheimer’s Disease (ACC-001) is also in Phase 2 trials.

About JANSSEN Alzheimer Immunotherapy
JANSSEN Alzheimer Immunotherapy is researching, developing and commercializing selective products for the treatment and/or prevention of Alzheimer’s Disease. This includes bapineuzumab, a potential first-in-class treatment that is being evaluated for slowing the progression of Alzheimer’s Disease.  JANSSEN Alzheimer Immunotherapy will strive to provide innovative, high quality, safe and effective treatments and continually seek new opportunities to offer solutions for unmet health care needs. JANSSEN Alzheimer Immunotherapy is based in Dublin and has R&D facilities in South San Francisco.

JANSSEN Alzheimer Immunotherapy is a subsidiary of Johnson & Johnson.

About Johnson & Johnson
Caring for the world, one person at a time….inspires and unites the people of Johnson & Johnson.  We embrace research and science – bringing innovative ideas, products and services to advance the health and well-being of people. Our approximately 119,000 employees at more than 250 Johnson & Johnson companies work with partners in health care to touch the lives of over a billion people every day, throughout the world.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by bringing innovations in science to fill significant unmet medical needs. Elan shares trade on the New York and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

 (This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995.  These statements are based on current expectations of future events.  If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from Johnson & Johnson’s and Elan Corporation, plc’s expectations and projections.  Risks and uncertainties include general industry conditions and competition; business and economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign healthcare reforms and government laws and regulations; and trends toward healthcare cost containment.  A further list and description of these risks, uncertainties and other factors can be found in Exhibit 99 of Johnson & Johnson’s Annual Report on Form 10-K for the fiscal year ended December 28, 2008, and Elan Corporation, plc’s Annual Report

on Form 20-F for the fiscal year ended December 31, 2008, as well as other subsequent filings.  Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.jnj.com, www.elan.com, or on request from Johnson & Johnson or Elan Corporation,plc.  Neither Johnson & Johnson nor Elan Corporation, plc undertakes to update any forward-looking statements as a result of new information or future events or developments.)

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